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Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday, January 27, 2005
(All amounts in U.S. dollars. Per share information based on diluted shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES FOURTH QUARTER AND
FISCAL 2004 FINANCIAL RESULTS

Fourth Quarter Summary

  •
  Q4 revenue increases 22% year over year to $2,333 million

  •
  GAAP net loss of ($3.59) per share, adjusted net earnings of $0.19 per share

  •
  Charges of $836 million

  •
  Q1 revenue guidance of $2.0 — $2.225 billion, adjusted net earnings of $0.10 — $0.18

  •
  Anticipated additional 2005 pre-tax restructuring charges of $225 — $275 million to accelerate increased capacity utilization

        TORONTO, Canada — Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter ended December 31, 2004.

        Revenue was $2,333 million, up 22% from $1,915 million in the fourth quarter of 2003 and up 7% sequentially from the September quarter. Net loss on a GAAP basis for the fourth quarter was ($810) million or ($3.59) per share, associated primarily with non-cash write-downs of goodwill, long-lived assets, deferred tax assets and charges related to an increased allowance for doubtful accounts associated with one of its customers (details of charges listed below). These results compare to a GAAP net loss for the fourth quarter of 2003 of ($168) million or ($0.80) per share.

        Adjusted net earnings for the quarter were $43.2 million or $0.19 per share. Adjusted net earnings (loss) is defined as net earnings (loss) before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions, option expense and other charges, net of tax, significant deferred tax write-offs. In the quarter, the company has also excluded in computing adjusted net earnings, a $161 million charge to increase its allowance for doubtful accounts and related inventory provisions with respect to a specific customer.

        For the same period last year, the company reported a loss of ($8.0) million or ($0.04) per share (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release). These results compare with the company's guidance for the fourth quarter, announced on October 21, 2004, of revenue of $2.075 — $2.325 billion and adjusted net earnings per share of $0.12 to $0.20.

        For fiscal 2004, revenue increased 31% to $8,840 million compared to $6,735 million for the same period in 2003. Net loss on a GAAP basis was ($854) million or ($3.85) per share compared to a net loss of ($267) million or ($1.23) per share last year. Adjusted net earnings for the year were $95.8 million or $0.43 per share compared to an adjusted net loss of ($24) million or a loss of ($0.11) per share for the same period in 2003.

        "Although we are very disappointed with the charges taken in the quarter, we were pleased to see that the fourth quarter delivered solid revenue growth and continued expansion of operating margins," said Steve Delaney, CEO, Celestica. "Over the past few quarters, we have been focused on executing our restructuring plans while meeting our customers' needs, and I am encouraged with the progress we have made. Our revenue has shown solid growth; operating margins have shown steady improvement; we are building a vibrant lean manufacturing culture; and we have improved our operations footprint and cost profile. All these factors have contributed to our improved operating results."

        "While we have substantially strengthened our operations, further improvement is needed. We have spent the past nine months carefully reviewing the business and assessing our operating footprint and, as a result, we have made the decision to further consolidate operations, largely in the higher cost geographies. This initiative will allow us to reduce underutilized assets throughout our organization. In the future, we believe we can generate satisfactory returns while providing our customers with exceptional service."

Fourth Quarter Charges

        The following highlights the charges the company recorded during the fourth quarter that were excluded in the calculation of adjusted net earnings. Additional detail is also available below in the footnotes to the unaudited interim financial statements.

  •
  The company performed its annual goodwill and long-lived asset impairment tests in the fourth quarter, resulting in non-cash charges of $387 million. The write-downs impacted the Americas and European regions.

  •
  Based on the current demand environment and the level of profitability anticipated in certain geographies, the company is reducing the valuation of certain deferred tax assets by $248 million.

  •
  During the quarter, the financial condition of one of the company's customers significantly deteriorated, resulting in uncertainty over the recoverability of certain receivables and inventory. As a result, the company recorded a charge of $161 million to increase its allowance for doubtful accounts and reduce the net realizable value of inventories.

  •
  The company recorded restructuring charges of $45 million associated with previously announced actions.

Outlook

        For the first quarter ending March 31, 2005, the company anticipates revenue to be in the range of $2.0 billion to $2.225 billion and adjusted earnings per share ranging from $0.10 to $0.18. Revenue guidance reflects normal seasonality for the period, while adjusted net earnings continue to realize the benefits of operational efficiencies and additional cost savings from restructuring activities.

        To improve capacity utilization in a more cautious end-market growth environment, the company plans to further restructure its operations and expects to incur additional restructuring charges in the range of $225 — $275 million during 2005. The restructuring will include some plant closures and a 10-15% reduction of the company's global workforce (approximately 5,500 employees) over the next 15 months.

        Management will host a conference call and web cast on Thursday, January 27 at 4:30 p.m. Eastern time to discuss the company's fourth quarter and full year results. The conference call and webcast can be accessed at www.celestica.com.

Supplementary Information

        In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

        Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of acquisitions made by the company, restructuring activities, securities repurchases and the adoption of fair value accounting for stock options, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons and allows the company to compare its operating results with its competitors in the U.S. and Asia. Adjusted net earnings excludes the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), gains or losses on the repurchase of shares or debt, non-cash option expenses, and the related income tax effect of these adjustments and any significant deferred tax write-offs. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings (loss) below.

About Celestica

        Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of integrated services and solutions to leading OEMs (original equipment manufacturers). Celestica's expertise in quality, technology and supply chain management enables the company to provide competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

        For further information on Celestica, visit its website at www.celestica.com.

        The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbour and Fair Disclosure Statement

        This news release contains forward-looking statements related to our future growth, trends in our industry and our financial and operational results and performance that are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfer associated with major restructuring activities; the effects of price competition and other business and competitive factors generally affecting the EMS industry; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; component constraints; our ability to manage our restructuring and the shift of production to lower cost geographies. These and other risks and uncertainties and factors are discussed in the Company's various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.

        As of its date, this press release contains any material information associated with the company's financial results for the fourth quarter and year ended December 31, 2004 and revenue and adjusted net earnings guidance for the first quarter ending March 31, 2005. Earnings guidance is reviewed by the company's board of directors.

Contacts:
Laurie Flanagan	Paul Carpino
Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

FINANCIAL SUMMARY

GAAP Financial Summary

Year ended December 31	2003		2004		Change
Revenue	$6,735	M	$8,840	M	$2,105	M
Net loss *	(267)	M	(854)	M	(587)	M
Net loss per share *	$(1.23)		$(3.85)		$(2.62)
Cash used in Operations	$(159)	M	$(139)	M	$20	M
Cash Position at December 31	$1,029	M	$969	M	$(60)	M

Three months ended December 31	2003		2004		Change
Revenue	$1,915	M	$2,333	M	$418	M
Net loss *	(168)	M	(810)	M	(642)	M
Net loss per share *	$(0.80)		$(3.59)		$(2.79)
Cash used in Operations	$(73)	M	$(6)	M	$67	M

Adjusted Net Earnings Summary

Year ended December 31	2003		2004		Change
Adjusted net earnings (loss) *	$(24)	M	$96	M	$120	M
Adjusted net EPS(1)	$(0.11)		$0.43		$0.54

Three months ended December 31	2003		2004		Change
Adjusted net earnings (loss) *	$(8)	M	$43	M	$51	M
Adjusted net EPS(1)	$(0.04)		$0.19		$0.23

Adjusted Net Earnings Calculation

	Three Months				Full Year
	2003		2004		2003		2004
GAAP net loss *	$(168)	M	$(810)	M	$(267)	M	$(854)	M
Add: option expense	—	M	2	M	—	M	8	M
Add: amortization of intangibles	12	M	12	M	49	M	35	M
Add: acquisition integration costs	—	M	2	M	—	M	3	M
Add: other charges *	105	M	587	M	152	M	664	M
Tax impact of above and tax write-off *	43	M	250	M	42	M	240	M

Adjusted net (loss) earnings *	$(8)	M	$43	M	$(24)	M	$96	M

(1)
For purposes of the diluted per share calculation for the three months and year ended December 31, 2004, the weighted average number of shares outstanding was 225.8 million and 223.7 million, respectively. For purposes of the diluted per share calculation for the three months and year ended December 31, 2003, the weighted average number of shares outstanding was 209.3 million and 216.5 million, respectively. Adjusted net EPS excludes the gain on the settlement of the principal component of convertible debt.

Guidance Summary

4Q versus actuals	4Q 04 Guidance	4Q 04 Actual
Revenue	$2.075B — $2.325B	$2.333B
Adjusted net EPS	$0.12 — $0.20	$0.19

Forward Guidance(1)	1Q 05 Guidance
Revenue	$2.000B — $2.225B
Adjusted net EPS	$0.10 — $0.18

(1)
Guidance for the first quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of the company's restructuring activities. Additionally, the company has repurchased convertible debt in the past. Since the timing and pricing of these repurchases are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

*
reflects retroactive restatement for LYONs accounting change

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)
(unaudited)

	December 31
	2003	2004
Assets
Current assets:
Cash and short-term investments	$1,028.8	$968.8
Accounts receivable	771.5	1,023.3
Inventories	1,030.6	1,062.9
Prepaid and other assets	119.3	127.4
Income taxes recoverable	39.1	89.1
Deferred income taxes	40.8	1.8

	3,030.1	3,273.3
Capital assets	681.4	569.3
Goodwill from business combinations	948.0	872.9
Intangible assets	137.9	104.5
Other assets	340.0	119.8

	$5,137.4	$4,939.8

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,101.9	$1,107.9
Accrued liabilities	382.3	486.6
Income taxes payable	8.2	93.2
Deferred income taxes	21.4	0.6
Current portion of long-term debt (note 4)	2.7	2.6

	1,516.5	1,690.9
Long-term debt (note 4)	0.7	500.8
Convertible debt (notes 2(iii) and 5)	210.5	124.1
Accrued pension and post-employment benefits	86.0	81.0
Deferred income taxes	57.8	23.4
Other long-term liabilities	10.0	30.8

	1,881.5	2,451.0
Shareholders' equity:
Capital stock (note 6)	3,297.8	3,559.1
Warrants (note 6)	—	8.9
Contributed surplus	115.7	142.9
Option component of convertible debt (notes 2(iii) and 5)	395.2	210.2
Deficit	(582.9)	(1,473.6)
Foreign currency translation adjustment	30.1	41.3

	3,255.9	2,488.8

	$5,137.4	$4,939.8

Accounting policy changes (notes 2(ii) and 2(iii))
Guarantees and contingencies (note 13)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Revenue	$1,914.8	$2,332.7	$6,735.3	$8,839.8
Cost of sales (note 7)	1,842.9	2,238.3	6,475.2	8,431.9

Gross profit	71.9	94.4	260.1	407.9
Selling, general and administrative expenses	76.3	79.7	273.8	331.6
Amortization of intangible assets	12.0	12.0	48.5	34.6
Integration costs related to acquisitions	—	1.5	—	3.1
Other charges (note 7)	105.2	542.6	151.6	603.2
Accretion of convertible debt (notes 2(iii) and 5)	5.1	3.5	23.4	17.6
Interest on long-term debt	1.4	8.3	5.4	18.7
Interest expense (income), net	(0.3)	(0.2)	(9.4)	1.0

Loss before income taxes	(127.8)	(553.0)	(233.2)	(601.9)
Income taxes expense:
Current	0.8	1.8	13.7	17.6
Deferred (note 8)	39.3	254.9	19.8	234.6

	40.1	256.7	33.5	252.2

Net loss for the period	$(167.9)	$(809.7)	$(266.7)	$(854.1)

Deficit, beginning of period	$(413.8)	$(663.9)	$(294.7)	$(582.9)
Change in accounting policy (note 2(ii))	—	—	(1.3)	—
Change in accounting policy (note 2(iii))	—	—	(1.3)	—

Deficit as restated, beginning of period	(413.8)	(663.9)	(297.3)	(582.9)
Net loss for the period	(167.9)	(809.7)	(266.7)	(854.1)
Loss on settlement of option component of convertible debt (note 5)	(1.2)	—	(18.9)	(36.6)

Deficit, end of period	$(582.9)	$(1,473.6)	$(582.9)	$(1,473.6)

Basic loss per share (note 11)	$(0.80)	$(3.59)	$(1.23)	$(3.85)
Diluted loss per share (note 11)	$(0.80)	$(3.59)	$(1.23)	$(3.85)
Weighted average number of shares outstanding (in millions) (note 11):
Basic	209.3	225.7	216.5	222.1
Diluted	209.3	225.7	216.5	222.1

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars) (unaudited)

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Cash provided by (used in):
Operations:
Net loss for the period	$(167.9)	$(809.7)	$(266.7)	$(854.1)
Items not affecting cash:
Depreciation and amortization	55.0	51.6	222.7	207.7
Deferred income taxes	39.3	254.9	19.8	234.6
Accretion of convertible debt	5.1	3.5	23.4	17.6
Non-cash charge for option issuances	0.3	1.8	0.3	7.6
Restructuring charges (note 7)	(3.0)	29.8	(2.3)	35.3
Other charges (note 7)	82.1	497.8	80.5	482.4
Gain on settlement of principal component of convertible debt (note 5)	(1.1)	—	(23.8)	(32.9)
Inventory write-down related to one customer and the exiting of certain businesses (note 7(i) and (k))	—	44.6	—	61.2
Other	(5.2)	(0.3)	(6.0)	1.9
Changes in non-cash working capital items:
Accounts receivable	(112.8)	(190.5)	14.4	(253.0)
Inventories	(140.5)	104.3	(252.6)	85.6
Prepaid and other assets	(1.2)	0.7	(23.3)	(12.9)
Income taxes recoverable	(2.9)	(48.9)	(19.9)	(50.0)
Accounts payable and accrued liabilities	177.5	19.1	65.2	(113.8)
Income taxes payable	2.8	35.1	9.8	43.6

Non-cash working capital changes	(77.1)	(80.2)	(206.4)	(300.5)

Cash used in operations	(72.5)	(6.2)	(158.5)	(139.2)

Investing:
Acquisitions, net of cash acquired	—	—	(0.5)	(39.6)
Purchase of capital assets	(88.8)	(27.9)	(175.9)	(142.2)
Proceeds from sale of assets	5.5	27.1	7.3	101.3
Other	0.8	(0.9)	(0.4)	0.6

Cash used in investing activities	(82.5)	(1.7)	(169.5)	(79.9)

Financing:
Increase in long-term debt (note 4)	—	—	—	500.0
Long-term debt issue costs, pre-tax	—	—	—	(12.0)
Repayment of long-term debt	(1.0)	(0.9)	(3.5)	(41.1)
Deferred financing costs	(1.2)	—	(1.6)	(4.0)
Repurchase of convertible debt (note 5)	(16.1)	—	(223.5)	(299.7)
Issuance of share capital	0.8	3.1	5.1	14.6
Repurchase of capital stock (note 6)	(9.0)	—	(274.9)	—
Other	0.8	—	4.2	1.3

Cash provided by (used in) financing activities	(25.7)	2.2	(494.2)	159.1

Decrease in cash	(180.7)	(5.7)	(822.2)	(60.0)
Cash, beginning of period	1,209.5	974.5	1,851.0	1,028.8

Cash, end of period	$1,028.8	$968.8	$1,028.8	$968.8

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     Nature of business:

        The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, system assembly, testing, product assurance, supply chain management, worldwide distribution and after-market service to its customers primarily in the computing and communications industries. The Company has operations in the Americas, Europe and Asia.

        Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2003 annual consolidated financial statements.

2.     Significant accounting policies:

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements.

        These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2004 and the results of operations and cash flows for the three months and years ended December 31, 2003 and 2004.

        These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2003 annual consolidated financial statements, except for the following:

(i)
Stock-based compensation and other stock-based payments:

        Effective January 1, 2003, the Company adopted the revised CICA Handbook Section 3870, "Stock Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, has recorded compensation expense. Prior to January 1, 2003, the Company accounted for its employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if the Company had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Risk-free rate	3.8%	3.2%	3.9%	3.1%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70%	56% - 65%	70%	56% - 70%
Expected option life (in years)	4.4	3.5 - 5.5	4.3	3.5 - 5.5
Weighted average grant date fair values of options issued	$8.60	$8.95	$7.84	$9.66

  (a)
  Option grants after January 1, 2003 — Compensation expense for the three months and year ended December 31, 2004, respectively, was $1.8 and $7.6 (three months and year ended December 31, 2003 — $0.3) relating to the fair value of options granted after January 1, 2003.

  (b)
  2002 Options — The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Net loss as reported	$(167.9)	$(809.7)	$(266.7)	$(854.1)
Deduct: Stock-based compensation costs using fair value method, net of tax	(2.1)	(1.7)	(9.6)	(7.9)

Pro forma net loss	$(170.0)	$(811.4)	$(276.3)	$(862.0)

Loss per share:
Basic — as reported	$(0.80)	$(3.59)	$(1.23)	$(3.85)
Basic — pro forma	$(0.81)	$(3.60)	$(1.28)	$(3.88)
Diluted — as reported	$(0.80)	$(3.59)	$(1.23)	$(3.85)
Diluted — pro forma	$(0.81)	$(3.60)	$(1.28)	$(3.88)

        The Company's stock plans are described in note 9 to the 2003 annual consolidated financial statements.

(ii)
Asset retirement obligations:

        Effective January 1, 2004, the Company retroactively adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of tangible long-lived assets that result from their acquisition, lease, construction, development or normal operation. This standard is effective on a retroactive basis with restatement of prior periods. On January 1, 2004, the Company recorded a liability of $4.0 for the estimated costs of retiring leasehold improvements at the maturity of the facility leases. The Company also capitalized asset retirement costs of $1.8 on January 1, 2004. The impact of the amortization expense and accretion charges from the date the Company incurred the obligations through to January 1, 2004, the effective date of this standard, totals $2.2. The Company recorded a charge to the January 1, 2003 deficit of $1.3 for cumulative accretion and amortization. The impact of the accretion and amortization charges to cost of sales and net loss for the year ended December 31, 2003 was $0.9 (three months ended December 31, 2003 — $0.3). The facility leases expire between 2005 and 2013.

        The following table details the changes in the leasehold retirement liability:

January 1, 2004	$4.0
Accretion charges recorded in cost of sales	0.1
Assumed on acquisition of MSL	1.3

March 31, 2004	5.4
Accretion charges recorded in cost of sales	0.1

June 30, 2004	5.5
Accretion charges recorded in cost of sales	0.1

September 30, 2004	5.6
New obligations, net of adjustments	0.2
Accretion charges recorded in cost of sales	0.1

December 31, 2004	$5.9

        The adjustment to the leasehold assets in respect of asset retirement costs is amortized into income over the remaining life of the leases, on a straight-line basis. For the three months and year ended December 31, 2004, respectively, amortization expense of $0.1 and $0.5 was recorded in cost of sales.

(iii)
Liabilities and equity:

        During the fourth quarter of 2004, the Company early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. Any securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or the equivalent value of its own equity instruments will no longer be presented as equity. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, the Company reclassified the principal component of its convertible debt (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to the statement of operations. The option component of the LYONs continues to be accounted for as an equity instrument.

        Upon adoption of this standard, the Company:

  (a)
  reclassified $124.1 and $210.5 of LYONs from equity to debt at December 31, 2004 and 2003, respectively;

  (b)
  reclassified $1.3 and $2.8 of deferred financing costs from equity to other assets at December 31, 2004 and 2003, respectively;

  (c)
  reduced deferred tax assets and equity by $1.9 at December 31, 2004 and 2003;

  (d)
  recorded a charge of $1.3 to opening deficit at January 1, 2003 representing the cumulative amount of amortization of deferred financing costs, net of tax;

  (e)
  recorded accretion charges and amortization of deferred financing costs in the statement of operations in the amounts of $17.6 and $23.4 for the years ended December 31, 2004 and 2003, respectively, and $3.5 and $5.1 for the three months ended December 31, 2004 and 2003, respectively, and recorded the related tax effect in tax expense; and

  (f)
  reclassified gains on the repurchase of LYONs and related tax effects from equity to other charges and tax expense in the net amounts of $21.4 and $16.1 for the years ended December 31, 2004 and 2003, respectively, and nil and $0.7 for the three months ended December 31, 2004 and 2003, respectively.

(iv)
Hedging transactions:

        Effective January 1, 2004, the Company adopted the CICA Accounting Guideline AcG-13, "Hedging Relationships," which establishes new criteria for hedge accounting and applies to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company has determined that all of its hedge agreements qualified for hedge accounting under the new guidelines.

        In connection with the issuance of its $500.0 principal amount of Senior Subordinated Notes in June 2004, the Company entered into interest rate swap agreements to hedge the fair value of the Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011. See note 4(b).

        Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at December 31, 2004 was an unrealized gain of $19.8.

3.     Acquisitions and divestitures:

(i)
Business combination:

        On March 12, 2004, the Company acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided the Company with an expanded customer base and service offerings, and supports the Company's strategy of diversifying its end-markets. MSL's customers come from diverse industries including industrial, commercial avionics, automotive, retail systems, medical, communications and network storage, and peripherals.

        The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash. The value of the shares was determined based on the average market price of the shares for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The fair value of the options and warrants was estimated using the Black-Scholes option pricing model assuming a risk-free rate of 1.9%, a dividend yield of 0.0%, volatility factors of 62% to 68% and a range of expected option lives, generally three years or less.

        During the quarter, the Company refined its purchase price allocation as certain information became available. Details of the net assets acquired, at estimated fair value, are as follows:

Current assets	$277.1
Capital assets	59.1
Other long-term assets	6.6
Goodwill	224.4
Customer intangibles	35.0
Other liabilities assumed	(213.0)
Deferred taxes	(27.0)
Long-term debt assumed	(41.0)

Net assets acquired	$321.2

Financed by:
Cash	$51.6
Issuance of shares	245.5
Issuance of options	15.2
Issuance of warrants (see note 6)	8.9

$321.2

        The Company has allocated goodwill to the reporting segments as follows: Americas — $111.6, Europe — $72.2 and Asia — $40.6. The goodwill recorded for MSL is not tax deductible.

        In connection with the MSL acquisition, the Company determined that it will consolidate some of the acquired MSL facilities, including a workforce reduction. The Company has recorded the liability for the restructuring costs as part of the purchase price.

        The planned actions include employee termination and lease exit costs in all geographies. The Company expects to complete the major components of the restructuring within one year from the acquisition date, with the exception of long-term lease and contractual obligations, which will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

        The following table details the activity through the restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$27.8	$6.7	$0.9	$35.4
Cash payments	(8.8)	—	—	(8.8)

March 31, 2004	19.0	6.7	0.9	26.6
Cash payments	(3.8)	(0.1)	(0.1)	(4.0)

June 30, 2004	15.2	6.6	0.8	22.6
Cash payments	(0.4)	—	(0.2)	(0.6)

September 30, 2004	14.8	6.6	0.6	22.0
Cash payments	(1.4)	(0.5)	—	(1.9)
Adjustments	(0.1)	0.2	0.4	0.5

December 31, 2004	$13.3	$6.3	$1.0	$20.6

(ii)
Asset acquisition:

        In April 2004, the Company acquired certain assets located in the Philippines from NEC Corporation. The final purchase price was determined to be $8.1.

(iii)
Divestiture:

        In September 2004, the Company sold certain assets relating to its power operations for a cash selling price of $52.8. The Company reported a gain on sale of $12.0 which was recorded in Other Charges (see note 7(g)). $2.0 of the proceeds is held in escrow and will be released on completion of certain closing procedures. The Company has signed a multi-year agreement to supply manufacturing services to the purchaser. The sale has not been treated as a discontinued operation due to the Company's continuing involvement as a manufacturer for the purchaser.

        As part of the sales agreement, the Company has provided routine indemnities which management believes will not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

4.     Long-term debt:

	As at December 31
	2003	2004
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	—	500.0
Capital lease obligations	3.4	3.4

	3.4	503.4
Less current portion	2.7	2.6

	$0.7	$500.8

  (a)
  In June 2004, the Company amended its 364-day credit facility from $250.0 to $600.0 and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits the Company and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the year ended December 31, 2004 were $5.9. Concurrently with this amendment, the Company elected to terminate its $500.0 four-year revolving term credit facility.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require the Company to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at December 31, 2004, the Company is limited to approximately $480 of available debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $61.1. The Company was in compliance with all covenants as at December 31, 2004.

  (b)
  In June 2004, the Company issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. The Company received gross proceeds of $500.0 and incurred $12.0, pre-tax, in underwriting commissions and expenses which has been deferred and is being amortized over the term of the debt. A portion of the proceeds were used in the second quarter of 2004 to repurchase LYONs. The Notes are unsecured and are subordinated in right of payment to all senior debt of the Company. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the Notes offering, the Company entered into agreements which swap the fixed interest rate on the Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the Notes was 5.0% for the quarter. See note 2(iv).

5.     Convertible debt:

        Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. See note 2(iii). During the second quarter of 2004, the Company paid $299.7 to repurchase LYONs with a principal amount at maturity of $540.3. The loss on the repurchase of LYONs for the year ended December 31, 2004 of $15.2 was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recognized a loss on the option component which is recorded in retained earnings and a gain on the principal component which is recorded in Other Charges. See note 7(j).

        At December 31, 2004, the Company has outstanding LYONs with a principal amount at maturity of $614.4 payable August 1, 2020. Holders of the instruments have the option to require Celestica to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $352.0. The Company may elect to settle its repurchase obligation in cash or shares, or any combination thereof.

6.     Capital stock and warrants:

        The Company completed its second Normal Course Issuer Bid (NCIB) in July 2004. The Company repurchased a total of 22.6 million subordinate voting shares under its two NCIBs during the period from July 2002 to July 2004. During the year ended December 31, 2003, the Company repurchased 20.6 million subordinate voting shares. There were no repurchases during 2004.

        In connection with the MSL acquisition, the Company issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. The Company has the right to require the holders of both Series A and Series B warrants to exercise their warrants if the Company's subordinate voting shares trade at 175% of the exercise price of the warrants during a specified period.

7.     Other charges:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
2001 restructuring (a)	$7.9	$0.4	$7.9	$1.6
2002 restructuring (b)	(1.6)	(0.7)	15.7	3.0
2003 restructuring (c)	17.9	0.1	71.3	2.0
2004 restructuring (d)	—	45.0	—	147.1

Total restructuring	24.2	44.8	94.9	153.7
2004 goodwill impairment (e)	—	288.0	—	288.0
Long-lived asset impairment (f)	82.8	99.3	82.8	99.3
Gain on sale of surplus land and building	(2.0)	(6.3)	(3.6)	(11.3)
Gain on sale of assets (g)	—	—	—	(12.0)
Deferred financing costs (h)	1.3	—	1.3	1.6
Other (i)	—	116.8	—	116.8
Gain on repurchase of convertible debt (j)	(1.1)	—	(23.8)	(32.9)

Other charges	$105.2	$542.6	$151.6	$603.2
Inventory write-down related to one customer and the exiting of certain businesses, recorded in cost of sales (i) and (k)	—	44.6	—	61.2

Total	$105.2	$587.2	$151.6	$664.4

(a)
2001 restructuring:

        In 2001, the Company announced a restructuring plan in response to the weak end-markets. Weak end-market conditions in the computing and communications industries resulted in customers in those segments rescheduling and cancelling orders, directly impacting the Company's operations.

        The Company completed the major components of its 2001 restructuring plan in 2002, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Cash payments	(35.4)	(13.0)	(6.8)	(55.2)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	—	32.1	—	32.1	95.9	238.9
Cash payments	—	(14.1)	—	(14.1)	—	—
Adjustments	—	7.9	—	7.9	—	7.9

December 31, 2003	—	25.9	—	25.9	95.9	246.8
Cash payments	—	(5.9)	—	(5.9)	—	—
Adjustments	—	1.6	—	1.6	—	1.6

December 31, 2004	$—	$21.6	$—	$21.6	$95.9	$248.4

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2004	$—	$22.4	$—	$22.4	$95.9	$—
Cash payments		(1.2)	—	(1.2)	—	—
Adjustments		0.4	—	0.4	—	0.4

December 31, 2004	$—	$21.6	$—	$21.6	$95.9	$0.4

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(b)
2002 restructuring:

        In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, the Company announced a second restructuring plan in July 2002. The weak demand for the Company's manufacturing services resulted in an accelerated move to lower cost geographies and additional restructuring in the Americas and Europe.

        These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower cost geographies. Approximately 6,400 employees have been terminated, of which approximately 80% were in the Americas and 20% in Europe. The majority of the employees terminated were manufacturing and plant employees. In 2003, the Company increased its employee termination costs by $7.4 due to changes in planned headcount reductions. The facility actions included closing or consolidating 9 facilities in the Americas and Europe. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. In 2003, the Company made an adjustment to lease and other contractual obligations of $16.2 to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

        The Company recorded a non-cash charge of $194.5 to write-down certain long-lived assets (85% in Americas, 10% in Europe and 5% in Asia) which became impaired as a result of the rationalization of facilities. In addition to buildings and improvements, and machinery and equipment, the asset impairments also related to intellectual property and other intangible assets. In 2003, the Company recorded a non-cash adjustment against its capital assets of $10.8. This recovery was primarily due to amendments of its 2002 restructuring plans in 2003; as a result of customer requirements, certain assets no longer qualified as available-for-sale which resulted in a $13.0 increase to the book value of the assets. Included in the December 31, 2002 impairment charges were charges of $17.1 related to these capital assets that were classified as available-for-sale.

        The Company has completed the major components of its 2002 restructuring plan at the end of December 2004, except for certain long-term lease and other contractual obligations which will be paid out over the remaining lease terms through 2011. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2002	$—	$—	$—	$—	$—	$—
Provision	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(41.7)	(1.7)	(0.7)	(44.1)	—	—

December 31, 2002	87.1	50.0	7.8	144.9	194.5	383.5
Cash payments	(83.4)	(30.0)	(7.8)	(121.2)	—	—
Adjustments	7.4	16.2	2.9	26.5	(10.8)	15.7

December 31, 2003	11.1	36.2	2.9	50.2	183.7	399.2
Cash payments	(11.8)	(21.6)	(3.2)	(36.6)	—	—
Adjustments	0.7	0.6	0.3	1.6	1.4	3.0

December 31, 2004	$—	$15.2	$—	$15.2	$185.1	$402.2

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2004	$4.3	$15.6	$1.4	$21.3	$185.1	$—
Cash payments	(3.1)	(1.6)	(0.7)	(5.4)	—	—
Adjustments	(1.2)	1.2	(0.7)	(0.7)	—	(0.7)

December 31, 2004	$—	$15.2	$—	$15.2	$185.1	$(0.7)

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(c)
2003 restructuring:

        In January 2003, the Company announced that it will further reduce its manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. Approximately 280 employees have been terminated as of December 31, 2004, with the balance expected to be paid out by the end of the third quarter of 2005. Included in the negotiated termination costs are payments to regulatory agencies, in accordance with local labour legislation, which are expected to be paid out through 2007. Cash outlays are funded from cash on hand.

        The non-cash charge for asset impairment of $8.5 reflects the write-down of certain capital assets, primarily in Europe, which were disposed of, or that have become impaired and are available-for-sale, as a result of the 2003 restructuring. The capital assets were written down to their fair values.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3
Adjustment	2.0	—	—	2.0	—	2.0
Cash payments	(19.0)	—	—	(19.0)	—	—

December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$73.3

        The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
September 30, 2004	$16.8	$—	$—	$16.8	$8.5	$—
Cash payments	(1.1)	—	—	(1.1)	—	—
Adjustments	0.1	—	—	0.1	—	0.1

December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$0.1

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

(d)
2004 restructuring:

        In January and April 2004, the Company announced plans to further restructure its operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of December 31, 2004, termination announcements were made to approximately 4,600 employees, consisting of executive, manufacturing and plant employees. Approximately 3,700 employees have been terminated as of December 31, 2004. Approximately 55% of the employee terminations were in the Americas, 35% in Asia and 10% in Europe.

        Included in the 2004 restructuring costs is $7.5 related to the disposition of certain assets of the power operations.

        In 2004, the Company recorded a non-cash charge of $33.9 to write-down certain long-lived assets primarily in Asia (55%) and Americas (40%) which became impaired due to facility consolidations. In addition to buildings and leasehold improvements and machinery and equipment, the asset impairments also related to an intellectual property write-down of $3.1 in the Americas.

        The Company expects to complete these restructuring actions by early 2005. Cash outlays are funded from cash on hand.

        The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	9.5	—	—	9.5	—	9.5
Cash payments	(0.6)	—	—	(0.6)	—	—

March 31, 2004	8.9	—	—	8.9	—	9.5
Provision	46.6	0.4	0.1	47.1	1.1	48.2
Cash payments	(22.5)	(0.2)	—	(22.7)	—	—

June 30, 2004	33.0	0.2	0.1	33.3	1.1	57.7
Provision	31.8	8.1	1.5	41.4	3.0	44.4
Cash payments	(24.3)	0.4	(0.2)	(24.1)	—	—

September 30, 2004	40.5	8.7	1.4	50.6	4.1	102.1
Provision	10.7	0.2	4.3	15.2	29.8	45.0
Cash payments	(32.4)	(4.7)	(0.7)	(37.8)	—	—

December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$147.1

        The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

Restructuring summary:

        As part of the plan to better align its capacity, the Company expected to incur restructuring charges of between $175.0 and $200.0 to be recorded throughout 2004 and into the first quarter of 2005. As of December 31, 2004, the Company has recorded restructuring charges of $153.7 relating to this plan.

        As of December 31, 2004, assets included $35.9 representing assets available-for-sale, primarily land and buildings in all geographies, as a result of the restructuring actions implemented by the Company. The Company has programs underway to sell these assets.

(e)
2004 goodwill impairment:

        The Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Absent any triggering factors during the year, the Company conducts its goodwill assessment in the fourth quarter of the year to correspond with its planning cycle. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        During the fourth quarter of 2003, the Company performed its annual goodwill impairment test for its identified reporting units (Americas, Europe, Asia) and determined there was no impairment for 2003 as the reporting unit fair values exceeded carrying values.

        During the fourth quarter of 2004, the Company performed its annual goodwill impairment test and identified reporting units representing the Company's operational structure (Americas, Europe and Asia). Revenue and expense projections used in determining the fair values of the reporting units were based on management's estimates, including estimates of current and future industry conditions. When the Company finalized its 2005 business plan in the fourth quarter, and made certain determinations with respect to its restructuring plans and the continued transfer of major customer programs from higher cost to lower cost geographies, a comparison of the estimated fair value to the respective reporting unit carrying value indicated a goodwill impairment in the Americas and Europe reporting units. The planned transfer of certain programs and additional restructuring actions had a significant impact on the forecasted revenue of facilities in the Americas and Europe reporting units. Despite the positive impact of the acquisition of MSL, the acquired goodwill allocated to these two reporting units was negatively impacted by their overall regional performance. In measuring the goodwill impairment for these reporting units, the Company used a discounted cash flow model assuming discount rates of 13% to 15% and long-term annual growth rates of 2% to 4%. Total goodwill impairment for 2004 was $288.0.

(f)
Long-lived asset impairment:

        Absent any triggering factors during the year, the Company conducts an annual review of long-lived assets in the fourth quarter of each year to correspond with its planning cycle. In the course of finalizing its 2004 and 2005 business plans, the Company made certain decisions regarding its restructuring plans and the transfer of major customer programs from higher cost to lower cost geographies. These actions significantly impacted forecasted revenue and have reduced the forecasted net cash flows for certain sites, resulting in impairment when compared to the carrying value of the assets.

        During the fourth quarter of 2003, the Company recorded a non-cash charge of $82.8, relating to the Americas (41%) and Europe (59%). The Company wrote down $25.3 of intangible assets, comprised of $18.2 in intellectual property and $7.1 in other intangible assets, and recorded an impairment of $57.5 against capital assets.

        During the fourth quarter of 2004, the Company recorded a non-cash charge of $99.3, relating to the Americas (75%) and Europe (25%). The Company wrote down $30.7 of intangible assets, primarily customer relationships and contract intangibles, and recorded an impairment of $68.6 against capital assets.

(g)
Gain on sale of assets:

        In September 2004, the Company sold certain assets relating to its power operations. See note 3(iii).

(h)
Deferred financing costs:

        In June 2004, the Company cancelled one of its credit facilities and expensed related deferred financing costs of $1.6. See note 4.

(i)
Other:

        In the normal course of operations, the Company adjusts its allowance for doubtful accounts for specific customer risks and credit factors. One of the Company's customers has experienced a significant deterioration in its financial condition. Although the customer is attempting to recapitalize, there can be no assurances that it will be successful. As a result, the Company has determined that an additional provision is required to reflect estimated recoverable amounts for accounts and notes receivable, inventory and non-cancelable purchase orders assuming the company is not successful. Charges of $116.8 and $44.6 have been recorded in Other Charges and Cost of Sales, respectively, to reflect management's best estimate of the net recoverable amount of $20.8. If the financial condition affecting that customer or management's estimates of the customer's cash flows change in future reporting periods, there could be further impairment or a recovery of amounts previously written down.

(j)
Gain on repurchase of convertible debt:

        In 2003 and 2004, the Company repurchased LYONs resulting in a gain on the principal component. See note 5.

(k)
Inventory write-down relating to exiting businesses, recorded in cost of sales:

        During the third quarter of 2004, the Company decided to restructure and exit certain product offerings resulting in a $16.6 write-down of the related inventory.

8.     Income taxes:

        The Company currently has significant deferred tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. During the fourth quarter of 2004, the Company established a valuation allowance for most of the remaining deferred tax assets in the United States and Europe recognizing a $248.2 charge. The Company expects to record a full valuation allowance on future deferred tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

        In previous reporting periods, the Company provided valuation allowances for future tax benefits resulting from net operating loss carryforwards and for certain other deductible temporary differences where it believed future realizability was in doubt. The Company had believed it was more likely than not that the remaining net deferred tax assets would be realized principally based upon forecasted taxable income, generally within the net operating loss carryforward period. During the fourth quarter, in the course of finalizing its 2005 business plan, the Company identified significant developments which it considered in determining its valuation allowance, including the necessity for further restructuring actions to attain profitability and the continued transfer of major customer programs from higher cost to lower cost geographies.

9.     Pension and non-pension post-employment benefit plans:

        The Company has recorded the following pension expense:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Pension plans	$7.9	$29.1	$31.5	$53.6
Other benefit plans	3.4	(4.7)	13.6	7.8

Total expense	$11.3	$24.4	$45.1	$61.4

        During the year, the Company incurred net curtailment and plan settlement gains and losses and special termination expenses totaling $16.7. The impact of these charges for the fourth quarter was $13.4.

10.   Segmented information:

        The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, non-cash option expense and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Revenue
Americas	$808.5	$953.3	$3,091.1	$3,765.5
Europe	396.6	469.9	1,399.3	1,815.3
Asia	774.8	962.6	2,475.4	3,557.2
Elimination of inter-segment revenue	(65.1)	(53.1)	(230.5)	(298.2)

	$1,914.8	$2,332.7	$6,735.3	$8,839.8

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
EBIAT
Americas	$(9.4)	$18.6	$13.8	$22.1
Europe	(15.8)	3.1	(95.8)	2.0
Asia	20.8	39.4	68.3	121.0

	(4.4)	61.1	(13.7)	145.1
Net interest and accretion charges	(6.2)	(11.6)	(19.4)	(37.3)
Amortization of intangible assets	(12.0)	(12.0)	(48.5)	(34.6)
Non-cash option expense	—	(1.8)	—	(7.6)
Integration costs related to acquisitions	—	(1.5)	—	(3.1)
Other charges (note 7)	(105.2)	(587.2)	(151.6)	(664.4)

Loss before income taxes	$(127.8)	$(553.0)	$(233.2)	$(601.9)

	As at December 31
	2003	2004
Total assets
Americas	$1,764.5	$1,520.9
Europe	1,084.6	1,066.3
Asia	2,288.3	2,352.6

	$5,137.4	$4,939.8

Goodwill (i)
Americas (ii)	$115.7	$—
Europe	—	—
Asia	832.3	872.9

	$948.0	$872.9

(i)
During the fourth quarter of 2004, the Company recorded goodwill impairment charges. See note 7(e).

(ii)
During the third quarter of 2004, the Company sold certain assets, including goodwill of $11.5 relating to its power operations. See note 3(iii).

11.   Weighted average shares outstanding and per share calculations:

      The following table sets forth the calculation of basic and diluted per share:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Numerator:
Net loss attributable to common shareholders	$(167.9)	$(809.7)	$(266.7)	$(854.1)
Denominator (in millions):
Weighted average shares — basic	209.3	225.7	216.5	222.1
Effect of dilutive securities:
Employee stock options and warrants(1)	—	—	—	—
Convertible debt(1)	—	—	—	—

Weighted average shares — diluted	209.3	225.7	216.5	222.1
Loss per share:
Basic	$(0.80)	$(3.59)	$(1.23)	$(3.85)
Diluted	$(0.80)	$(3.59)	$(1.23)	$(3.85)

(1)
Excludes the effect of all options, warrants and convertible debt as they are anti-dilutive due to the loss reported in the period.

12.   Supplemental cash flow information:

	Three months ended December 31		Year ended December 31
	2003	2004	2003	2004
Paid during the period:
Interest	$3.9	$3.2	$10.4	$13.6
Taxes	$0.4	$3.8	$14.1	$9.9
Non-cash financing activities:
Shares issued for acquisition of MSL	$—	$—	$—	$245.5
Options issued for acquisition of MSL	$—	$—	$—	$15.2
Warrants issued for acquisition of MSL	$—	$—	$—	$8.9

13.   Guarantees and contingencies:

        Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds are provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At December 31, 2004, these liabilities, including guarantees of employee share purchase loans, amounted to $63.7 (September 30, 2004 — $63.5).

        In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts payable with respect to these indemnifications cannot reasonably be estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these indemnifications. Historically, the Company has not made significant payments relating to these types of indemnifications.

        In the normal course of operations the Company is subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the results of operations, financial position or liquidity of the Company.

14.   Comparative information:

        The Company has reclassified certain prior period information to conform to the current periods presentation.

15.   Subsequent event:

        In January 2005, the Company announced that it will incur a pre-tax restructuring charge of between $225.0 and $275.0, to be recorded over the next 15 months, of which approximately 80% will be cash costs.

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  Exhibit 99.1
CELESTICA INC. CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)